Exhibit(a)(10)

SUMMONS ISSUED FILED
William M. Audet (Cal. State Bar No. 117456)			SUPERIOR COURT
AUDET & PARTNERS, LLP			COUNTY OF SAN FRANCISCO
221 Main Street, Suite 1460	CASE MANAGEMENT CONFERENCE SET		2007, MAR. 2 PM 2:47
San Francisco, California 94105	AUG 03 2007 -9:00AM		GORDON PARK — LI. CLERK
Tel: 415-568-2555	DEPARTMENT 212
Fax: 415-568-2556		BY:	Deborah Steppe

E-mail: waudet@audetlaw.com			DEPUTY CLERK

Counsel for Plaintiff
[Additional Counsel for Plaintiff listed on signature page]
SUPERIOR COURT OF THE STATE OF CALIFORNIA
COUNTY OF SAN FRANCISCO

ALAN KAHN, On Behalf of Himself and	No.: CGC-07-460958
All Others Similarly Situated,
CLASS ACTION
Plaintiff,
COMPLAINT BASED UPON BREACH OF
V.	FIDUCIARY DUTY

DENNIS J. TIETZ, PETER J. YOUNGER, S. NICHOLAS WALKER, ROBERT M. MELZER, MAURICE TAYLOR, THE CRONOS GROUP and CRX ACQUISITION LTD,

Defendants.
     Plaintiff, by his attorneys, alleges as follows upon knowledge as to Plaintiff and Plaintiff’s actions and as to all other matters upon information and belief:
NATURE OF THE ACTION
     1. Plaintiff brings this action individually and as a class action on behalf of the public shareholders of The Cronos Group (“Cronos” or the “Company”) to enjoin a self-dealing management buyout (the “Management Buyout”) by which the Company’s Board of Directors (the Individual Defendants herein) propose to cash out the public shareholders of Cronos for $16 per share.
COMPLAINT BASED UPON
BREACH OF FIDUCIARY DUTY

     2. An entire fairness standard applies to all aspects of the Management Buyout, as the Individual Defendants stand on both sides of the transaction, suffer from irreconcilable conflicts of interest, and cannot fulfill their fiduciary duties to act with undivided loyalty. As set forth herein, the $16 cash per share proposed in the Management Buyout is an unfair price and is the product of a hopelessly flawed process that was designed to ensure the sale of Cronos to its management at a price and on terms that are unfair to Plaintiff and the shareholders of Cronos.
JURISDICTION AND VENUE
     3. This court has jurisdiction over the subject matter of this action pursuant to the California Constitution, Article VI, Section 10, because this case is an action not given by statute to other trial courts.
     4. This Court has jurisdiction over each of the Defendants in this action because they conduct business in, reside in or are citizens of California. Chrono’s executive main United States offices are located at One Front Street, Suite 925, San Francisco, California 94111, and Cronos’ press releases (which are approved by each of the Individual Defendants and CRX) were issued out of Cronos’ San Francisco offices and/or listed the San Francisco office as the main contact information for shareholders.
     5. Venue is proper in that the Company’s main United States offices are located in this county, and Defendants’ wrongful acts arose in this county.
THE PARTIES
     6. Plaintiff Alan Kahn is and at all times relevant hereto was a shareholder of Cronos.
     7. Defendant Cronos is a limited liability company (société anonyme holding) organized in Luxembourg, with offices located at One Front Street, Suite 925, San Francisco, California 94111. Cronos owns and manages a fleet of dry cargo and specialized marine shipping containers, and leases both its own and other owners’ containers to over 400 ocean carriers and
COMPLAINT BASED UPON
BREACH OF FIDUCIARY DUTY

transport operators. Cronos common shares are traded on the Nasdaq under the symbol “CRNS.” Although organized in Luxembourg, Cronos is considered a domestic corporation and is subject to the reporting requirements applicable to U.S. public companies.
     8. Defendant Dennis J. Tietz (“Tietz”) has been Chairman of Cronos’ board of directors since 1999 and Chief Executive Officer since 1998. Tietz has been an employee of Cronos or its subsidiaries since 1981.
     9. Defendant Peter J. Younger (“Younger”) has been a director of Cronos since 1999 and President and Chief Operating Officer since 2005. Younger has been an employee of Cronos or its subsidiaries since 1987.
     10. Defendant S. Nicholas Walker (“Walker”) has been a director of Cronos since 1999.
     11. Defendant Robert M. Melzer (“Melzer”) has been a director of Cronos since 1999.
     12. Defendant Maurice Taylor (“Taylor”) has been a director of Cronos since 1998.
     13. Defendants Tietz, Younger, Walker, Melzer and Taylor are referred to collectively herein as the “Individual Defendants.”
     14. Defendant CRX Acquisition Ltd. (“CRX”) is the acquisition vehicle formed by Cronos senior management to buy all of Cronos’ assets. Younger will become the Chief Executive Officer of CRX upon completion of the Management Buyout.
THE INDIVIDUAL DEFENDANTS’ FIDUCIARY DUTIES
     15. In any situation where the directors of a publicly traded corporation undertake a transaction that will result in either (i) a change in corporate control or (ii) a break-up of the corporation’s assets, the directors have an affirmative fiduciary obligation to obtain the highest value reasonably available for the corporation’s shareholders, and if such transaction will result in
COMPLAINT BASED UPON
BREACH OF FIDUCIARY DUTY

a change of corporate control, the shareholders are entitled to receive a significant premium. To diligently comply with these duties, the directors may not take any action that:
          a. adversely affects the value provided to the corporation’s shareholders;
          b. will discourage or inhibit alternative offers to purchase control of the corporation or its assets;
          c. contractually prohibits them from complying with their fiduciary duties;
          d. will otherwise adversely affect their duty to search and secure the best value reasonably available under the circumstances for the corporation’s shareholders; and/or
          e. will provide the directors with preferential treatment at the expense of, or separate from, the public shareholders.
     16. In accordance with their duties of loyalty and good faith, the Individual Defendants, as directors of Cronos, are obligated to refrain from:
          a. participating in any transaction where the directors’ or officers’ loyalties are divided;
          b. participating in any transaction where the directors or officers receive or are entitled to receive a personal financial benefit not equally shared by the public shareholders of the corporation; and/or
          c. unjustly enriching themselves at the expense or to the detriment of the public shareholders.
     17. Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the Management Buyout, violated the fiduciary duties owed to Plaintiff and the other public shareholders of Cronos, including their duties of loyalty, good faith and independence, insofar as they stood on both sides of the transaction and engaged in self-dealing and obtained for
COMPLAINT BASED UPON
BREACH OF FIDUCIARY DUTY

themselves personal benefits, including personal financial benefits not shared equally by Plaintiff or the Class.
     18. Because the Individual Defendants have breached their duties of loyalty, good faith and independence in connection with the Management Buyout, the burden of proving the inherent or entire fairness of the Management Buyout, including all aspects of its negotiation, structure, price and terms, is placed upon the Individual Defendants as a matter of law.
THE MANAGEMENT BUYOUT IS AT AN UNFAIR PRICE
AND IS THE PRODUCT OF UNFAIR DEALING
     19. On March 1, 2007, Cronos issued a press release to announce that each of the Individual Defendants had approved and contractually committed the Company to the Management Buyout whereby CRX would acquire all of Cronos’ assets in exchange for $133.7 million, which would be distributed to Cronos’ public shareholders in a cashout of their common shares for $16 per share. Defendants have reported that CRX is owned or will be owned by certain members of Cronos management, along with FB Transportation Capital LLC (“FB Transportation”) and third party investors. FB Transportation is an affiliate of Fortis Merchant Banking (“Fortis”), which is the Company’s primary source of financing through various loan agreements. The Management Buyout contemplates that Cronos management will continue to manage Cronos’ assets and conduct its operations after the acquisition by CRX. FB Transportation would be the majority owner of CRX, and defendant Younger will be CRX’s Chief Executive Officer.
     20. The $16 per share price agreed to by the Individual Defendants in connection with the Management Buyout severely undervalues Cronos, does not offer any control premium, and is designed to cap the market price of Cronos common shares just as Cronos has finally resolved years of liabilities stemming from the misconduct of its founder and former Chairman and Chief Executive Officer, which has depressed the price of Cronos stock.
COMPLAINT BASED UPON
BREACH OF FIDUCIARY DUTY

     21. Cronos completed its IPO in December 1995 and then soon encountered significant operational and accounting irregularities that prompted the resignation of it outside auditors, Arthur Andersen, in February 1997 management’s failure to provide information with respect to certain transactions, as well as subsequent SEC investigation with respect to fraudulent conduct at the Company. In May 1998, Cronos’ founder and Chairman and Chief Executive Officer at the time, Stephan Palatin (“Palatin”), was arrested in Austria in connection with charges of fraud at Cronos. Palatin resigned as Chief Executive Officer in June 1998 and as Chairman in July, 1998, as the Company struggled to cope with the criminal and civil investigations. Tietz was appointed as Cronos’ Chief Executive Officer in December 1998, and thereafter replaced every director who was at the Company during Palatin’s tenure. At the time, Tietz did not own any Cronos common shares.
     22. Over the course of several years, Cronos set out to resolve the SEC investigation, reorganize and streamline the Company’s operations, and otherwise restore investor confidence. In 1999, Tietz brought in Melzer and Walker to be directors of Cronos (Taylor was brought in 1998, after Palatin’s resignation), and hired Deloitte & Touche as the Company’s new outside auditors. At the time, Melzer owned just 10,000 common shares and Walker did not own any common shares.
     23. Although Cronos common shares had traded near $12 per share following its IPO, the stock dropped with the disclosure of its legal and operational problems. Cronos common shares had slid to under $4 per share in September 1999, prompting Interpool, Inc. (“Interpool”), a competitor of Cronos, to make an unsolicted proposal to acquire Cronos for $5 in a transaction that would end Tietz’s role as Chief Executive Officer. Cronos adopted a poison pill in October 1999, effectively terminating Interpool’s proposal.
COMPLAINT BASED UPON
BREACH OF FIDUCIARY DUTY

     24. In November 1999, Cronos agreed to a cease and desist order to settle the SEC investigation.
     25. With Tietz and his newly appointed directors firmly in charge of the Company, Cronos continued its efforts to restructure operations and improve its financial performance.
     26. Following a slow-down in global shipping in 2001, Cronos reported increased demand that beat its 2002 expectations. For 2003, Cronos reported an increase in yearly earnings of over 82%, and for 2004, earnings increased by over 111%. Cronos stock rose along with along with the increased financial performance. For instance, in early 2004, Cronos common shares were still trading in the mid-$5 range. By the end of 2004, the stock had jumped to over $10 per share.
     27. However, Cronos was still embroiled in litigation relating to Palatin’s misconduct. That litigation was finally resolved in 2005, a major cost to 2005 earnings. In sum, resolution of the litigation cost of over 34% of the Company’s full year earnings, such that reported earnings for 2005 (after charges) were 12% below 2004 earnings.
     28. With the aftermath of Palatin’s misconduct finally behind the Company, and with the Company poised for future growth and continued positive financial performance, the Individual Defendants have set out to take the Company through the unfair and coercive Management Buyout.
     29. The Management Buyout is procedurally and financially unfair in many ways.
     30. Procedurally, the announcement of the Management Buyout was timed to cap the market price of Cronos common shares, which had recently traded as high as $18.24. Capping the market price of Cronos common shares was particularly unfair in light of the fact that Cronos is expected in just days to announce year-end financial results — for the first time in nine years — unhampered by liabilities stemming from Palatin’s misconduct. By announcing the $16 per share
COMPLAINT BASED UPON
BREACH OF FIDUCIARY DUTY

Management Buyout ahead of the planned announcement of 2006 year-end financial results, the Individual Defendants have capped the market and precluded any upswing in the price of Cronos stock following disclosure of positive 2006 results.
     31. The Individual Defendants have also taken steps to present the Management Buyout as a fait accompli through the use of a voting agreement designed to lock-up a significant block of the shareholder vote and through the involvement of Fortis, which is the Company’s primary lender.
     32. In connection with the Management Buyout, defendant Walker, who was appointed as a director back when Tietz cleaned house in 1999, had amassed a large position in Cronos common shares. Walker did not own any Cronos stock in 1999, and had just 1,400 shares by mid-2003. Walker then used various investment and trust vehicles to acquire over 1.4 million Cronos common shares, representing over 19% of the total number of shares outstanding. Although Walker owes fiduciary obligations to represent the interests of Cronos shareholders and ensure a fair vote of Cronos shareholders on the Management Buyout, Walker contractually committed his 19% holdings to be voted in favor of the Management Buyout, such that the Management Buyout would achieve shareholder approval even if a majority of unaffiliated public shareholders opposed it. Consistent with their fiduciary duties, the Indiviudal Defendants must ensure that approval of the Management Buyout include an unwaivable condition for approval by a majority of the public shareholders of Cronos.
     33. The Individual Defendants decision to place the Company’s primary lender in the group supporting the Management Buyout is further evidence of the unfair process utilized by the Individual Defendants. As a member of the buyout group supporting management, Fortis is economically incentivized pay as little as possible to acquire the Company’s assets and thereby pay as little as possible to Cronos shareholders, and, has the ability to use its control of the
COMPLAINT BASED UPON
BREACH OF FIDUCIARY DUTY

Company’s purse strings to prevent the Company from pursuing superior alternatives to unfair Management Buyout.
     34. The $16 cash per share to be paid to Cronos public shareholders in connection with the Management Buyout is also financially unfair and inadequate because, among other things, the intrinsic value of Cronos common shares is materially in excess of the amount offered, given the stock’s current trading price and Cronos’s prospects for future growth and earnings. The $16 cash per share offers no premium to shareholders and is a discount to recent trading prices. That the Individual Defendants agreed to a no premium cashout evidences these defendants complete failure to protect shareholders and maximize shareholder value.
CLASS ACTION ALLEGATIONS
     35. Plaintiff brings this action on his own behalf and as a class action pursuant to §382 of the California Code of Civil Procedure on behalf of all holders of Cronos common shares who are being and will be harmed by defendants’ actions described below (the “Class”). Excluded from the Class are defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any defendants.
     36. This action is properly maintainable as a class action.
     37. The Class is so numerous that joinder of all members is impracticable. According to Cronos’s most recent SEC filings, there are 7.6 million common shares of Cronos outstanding, held by an unascertained number of shareholders, but certainly in the thousands.
     38. There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual Class member. The common questions include, inter alia, the following:
COMPLAINT BASED UPON
BREACH OF FIDUCIARY DUTY

          a. whether the Individual Defendants have breached their fiduciary duties of undivided loyalty, independence or due care with respect to plaintiff and the other members of the Class in connection with the Management Buyout;
          b. whether the Individual Defendants are engaging in self-dealing in connection with the Management Buyout;
          c. whether the Individual Defendants have breached their fiduciary duty to secure and obtain the best price reasonable under the circumstances for the benefit of plaintiff and the other members of the Class in connection with the Management Buyout;
          d. whether the Individual Defendants are unjustly enriching themselves and other insiders or affiliates of Cronos;
          e. whether the Individual Defendants have breached any of their other fiduciary duties to plaintiff and the other members of the Class in connection with the Management Buyout, including the duties of good faith, diligence, honesty and fair dealing;
          f. whether Defendants, in bad faith and for improper motives, have impeded or erected barriers to discourage other offers for the Company or its assets; and
          g. whether Plaintiff and the other members of the Class would suffer irreparable injury were the transactions complained of herein consummated.
     39. Plaintiff’s claims are typical of the claims of the other members of the Class and plaintiff does not have any interests adverse to the Class.
     40. Plaintiff is an adequate representative of the Class, has retained competent counsel experienced in litigation of this nature and will fairly and adequately protect the interests of the Class.
COMPLAINT BASED UPON
BREACH OF FIDUCIARY DUTY

     41. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for the party opposing the Class.
     42. Plaintiff anticipates that there will be no difficulty in the management of this litigation. A class action is superior to other available methods for the fair and efficient adjudication of this controversy.
     43. Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.
CAUSE OF ACTION I
AGAINST THE INDIVIDUAL DEFENDANTS FOR
BREACH OF FIDUCIARY DUTY AND ENTIRE FAIRNESS
     44. Plaintiff repeats and realleges the foregoing allegations as if fully set forth herein.
     45. The initiation and timing of the Management Buyout are a breach of the Individual Defendants’ fiduciary duty and constitute unfair dealing.
     46. The Individual Defendants have failed to provide any effective protection for the Class, as each of the Individual Defendants suffer from disabling conflicts of interest as members of management or beholden to management, such that these defendants cannot render an independent decision that protects the interests of the public shareholders.
     47. Defendants’ scheme, and particularly their effort to cap the price of Cronos’ stock, was designed to drive a substantial number of Cronos shareholders to sell into the market based on misleading and incomplete disclosure that suggested there was no point waiting for the inevitable approval of Management Buyout. Arbitrageurs who purchased shares after the announcement will be highly motivated to approve the Management Buyout and achieve a modest profit, regardless of the lack of fairness of the price.
COMPLAINT BASED UPON
BREACH OF FIDUCIARY DUTY

     48. The Management Buyout represents an opportunistic effort to free Cronos from future dealings with Cronos’ public shareholders at a discount from the fair value of their shares. As discussed above, the $16 cash per share offer price does not represent fair value.
     49. The Individual Defendants cannot, consistent with their fiduciary duties, approve any buyout that is not entirely fair to Cronos’ public shareholders. The Management Buyout does not satisfy the entire fairness standard and the Individual Defendants have breached their fiduciary duties by approving such transaction.
     50. In addition, the Individual Defendants’ initiation of a process to sell Cronos imposes heightened fiduciary responsibilities on them and requires enhanced scrutiny by the Court. The Individual Defendants owe fundamental fiduciary obligations to the Company’s shareholders to take all necessary and appropriate steps to maximize the value of their shares in implementing such a transaction. In addition, the Individual Defendants have the responsibility to act independently so that the interests of Cronos’ public shareholders will be protected, and to conduct fair and active bidding procedures or other mechanisms for checking the market to assure that the highest possible price is achieved.
     51. Cronos represents a highly attractive acquisition candidate in light of its prospects for future growth. The preferential treatment accorded Company management has deprived and will continue to deprive Cronos’ public shareholders of the very substantial premium which unfettered and even-handed exposure of the Company to the market could produce.
     52. The Individual Defendants have breached their fiduciary duties by reason of the acts and transactions complained of herein, including their decision to effect the Management Buyout without making any effort to obtain the best offer possible.
     53. As a result of the actions of the Individual Defendants, plaintiff and the other members of the Class have been and will be damaged in that they have not and will not receive
COMPLAINT BASED UPON
BREACH OF FIDUCIARY DUTY

their fair proportion of the value of Cronos’ assets and businesses and/or have been and will be prevented from obtaining a fair and adequate price for their shares of Cronos common shares.
     54. Plaintiff seeks preliminary and permanent injunctive relief and declaratory relief preventing defendants from inequitably and unlawfully depriving plaintiff and the Class of their right to realize full and fair value for their stock at a substantial premium over the market price, and to compel defendants to carry out their fiduciary duties to maximize shareholder value in selling Cronos.
     55. Plaintiff and the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can plaintiff and the Class be fully protected from the immediate and irreparable injury which defendants’ actions threaten to inflict.
     56. Unless enjoined by the Court, defendants will continue to breach their fiduciary duties owed to plaintiff and the other members of the Class, and will consummate the sale of Cronos at an inadequate and unfair price, or upon inequitable terms to the irreparable harm of plaintiff and the other members of the Class.
     57. Plaintiff and the Class have no adequate remedy at law.
CAUSE OF ACTION II
AGAINST CRX FOR AIDING AND ABETTING
BREACHES OF FIDUCIARY DUTY
     58. Plaintiff repeats and realleges the foregoing allegations as if fully set forth herein.
     59. Defendant CRX has aided and abetted the Individual Defendants’ wrongdoing alleged herein. CRX is an active and necessary participant in the Individual Defendants’ plan to complete the Management Buyout on terms that unfair to Cronos’ public shareholders, as CRX seeks to pay as little as possible to Cronos’ public shareholders.
     60. Plaintiff has no adequate remedy at law.
COMPLAINT BASED UPON
BREACH OF FIDUCIARY DUTY

PRAYER FOR RELIEF
     WHEREFORE, Plaintiff, on behalf of himself and on behalf of the Class, prays that the Court provide relief, including:
     A. Declaring this action to be a proper class action and certifying plaintiff as class representative and plaintiff’s counsel as class counsel;
     B. Preliminary and permanently enjoining defendants from disenfranchising the Class and effectuating the Management Buyout;
     C. Declaring that the Individual Defendants have breached their fiduciary duty to Plaintiff and the Class;
     D. Declaring the Management Buyout void and ordering rescission if the transaction is consummated;
     E. Requiring Defendants to account for all shares, money and other value improperly received from Cronos;
     F. Requiring disgorgement and imposing a constructive trust on all property and profits Defendants received as a result of their wrongful conduct;
     G. Awarding damages, including rescissory damages, in favor of Plaintiff and the Class against all Defendants, jointly and severally, together with interest thereon;
     H. Awarding fees, expenses and costs to Plaintiff and Plaintiff’s counsel; and
     I. Granting such other and further relief as the Court deems just and proper.
COMPLAINT BASED UPON
BREACH OF FIDUCIARY DUTY

Dated: March 2, 2007

AUDET & PARTNERS, LLP

	By:	/s/ William M. Audet

William M. Audet
(Cal. State Bar No. 117456)
221 Main Street, Suite 1460
San Francisco, California 94105
Tel: 415-568-2555
Fax: 415-568-2556

HAROLD B. OBSTFELD, P.C.
Harold B. Obstfeld
100 Park Avenue, 20th Floor
New York, New York 10017
Tel: 212-696-1212
Fax: 212-696-1398

GARDY & NOTIS, LLP
James S. Notis
440 Sylvan Avenue, Suite 110
Englewood Cliffs, New Jersey 07632
Tel: 201-567-7377
Fax: 201-567-7337

Counsel for Plaintiff
COMPLAINT BASED UPON
BREACH OF FIDUCIARY DUTY